Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC RECEIVED FDA APPROVAL

OF EXABLATE NEURO FOR THE TREATMENT OF TREMOR-DOMINANT

PARKINSON’S DISEASE

Tel Aviv, Israel, December 19, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that Insightec Ltd. (“Insightec”) informed that the Center for Devices and Radiological Health (CDRH) of the Food and Drug Administration (FDA) has approved an expansion of the indication of Exablate Neuro to include the treatment of patients with tremor-dominant Parkinson’s disease (“PD”). This expansion adds medication-refractory tremor from PD to the current Exablate Neuro indication for incisionless, focused ultrasound thalamotomy for medication-refractory essential tremor.

The Company holds approximately 63% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 41% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (approximately 18.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com